July 18, 2006


Via Facsimile (404) 572-5133 and U.S. Mail

William G. Roche
King & Spalding
1180 Peachtree Street, NE
Atlanta, Georgia 30309

Re:	Onyx Software Corporation
Schedule TO-T filed July 12, 2006 by CDC Corp. and
CDC Software Acquisition Corp.
Schedule TO-T/A filed on July 18, 2006
Schedule TO- filed on July 11, 2006
Schedule TO-C filed on June 30, 2006
		File No. 005-57781

Dear Mr. Roche:

We have reviewed the filings listed above and have the following comments. Note that all defined terms used in this letter have the same meaning as in the Offer to Purchase filed as an exhibit to the
Schedule TO-T, unless otherwise indicated.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-C filed on June 30, 2006 and July 11, 2006

1. In each of the press releases filed under cover of Schedule TO-C and listed above, you reference the safe harbor protections for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995. The safe harbor for forward-looking statements provided in the Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Please avoid making such references in future tender offer filings in connection with this Offer.

Schedule TO-T

2. You have filed as exhibit (a)(1)(vii) to the Schedule TO-T a form of summary advertisement dated July 12, 2006. Please indicate in your response letter where this advertisement was published. See Rule 14d-
4(c) of Regulation 14D. We may have further comments after reviewing your response.

Exhibit (a)(1)(i) - Offer to Purchase

Summary Term Sheet - When and how will I be paid for tendered shares?, page v

3. You state here that Purchaser will pay for tendered Shares "promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer...."
This
language is inconsistent with the disclosure in Section 14 concerning when the conditions to the Offer will be satisfied or waived. In addition, it is contrary to our position that all offer conditions except those relating to regulatory approvals necessary to consummation of the offer must be satisfied or waived on or before the expiration of the initial offer period of a tender offer. Please revise.

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?, page v

4. We are concerned that the disclosure throughout the Offer to Purchase concerning CDC and Purchaser`s intentions with respect to a second-step merger are confusing and contradictory. For example, the
disclosure in this section states that if you accept for payment
and
pay for at least a majority of the outstanding Shares, you expect Purchaser to be merger into Onyx. As you know, the acquisition of a majority of the outstanding Shares on a fully diluted basis is a condition to this Offer. However, in the next section you state:
"[W]e can provide no assurance that a merger will occur after the Offer." Similarly, in the section entitled "How will the Offer affect my Shares if I decide not to tender?" later on page v, the
disclosure
posits a circumstance where the Offer is consummated but the merger
does not occur: "If, however, the merger does not take place and the
Offer is consummated, the number of shareholders and of Shares in the
hands of the public may be so small that there will no longer be an
active or liquid public trading market...." Please revise the disclosure here and throughout the Offer to Purchase, as necessary, to clarify that you intend to "cash out" remaining Onyx shareholders if the Offer is consummated as currently conditioned. If you later waive or reduce the Minimum Tender Condition or the Board Condition, such that the Offer could be consummated but the second-step merger would or might not occur, we believe this would constitute a material change in the terms of the Offer requiring an extension of the Offer and dissemination of revised offer materials. If you do not revise the disclosure in response to this comment, please provide an analysis in your response letter as to the availability of the Rule
13e-3(g)(6) exception for the second-step merger. See Q&A No. 7 in Exchange Act Release No. 17719 (April 13, 1981) (opining that a bidder`s statement that it may determine to engage in a follow-up transaction does not satisfy the requirements for reliance on the Rule 13e-3(g)(1) exception).

Acceptance for Payment and Payment, page 6

5. At the bottom of page 6, clarify your statement that Purchaser reserves the right to delay acceptance for payment or payment for tendered Shares in order to comply with applicable law. Under what circumstances could you so delay payment without returning tendered
Shares? Would shareholders have withdrawal rights during this delay?

6. Refer to the last paragraph in this section on page 7. We note that Purchaser reserves the right to assign or transfer to affiliates the right to purchase tendered Shares. Be aware that if Purchaser or
CDC does assign such right, the affiliate to whom it is assigned would likely need to be added as a bidder on the Schedule TO. This in turn may require you to extend the Offer and to disseminate additional tender offer materials. Please confirm your understanding in your response letter.

Certain Information Concerning CDC and Purchaser, page 10

7. The table on page 11 shows numerous recent sales of significant numbers of Shares by CDC, beginning on June 7, 2006 and continuing through June 21, 2006. All of these sales occurred at prices lower than the Offer price. Six such sales took place after CDC had announced its intent to conduct a tender offer for Onyx. Please discuss the reasons for these Share sales, given your stated intentions with respect to Onyx. We may have further comments.

Source and Amount of Funds, page 13

8. We note the disclosure here that CDC will fund the Offer and any subsequent merger through "cash on hand." We also have reviewed the disclosure under "Restrictions on our Liquidity" on page 107 of CDC`s
Form 20-F filed on June 21, 2006. In that section, you note that $49.3 million of CDC`s total cash and cash equivalents of $93.7 million are held by CDC`s 77% owned subsidiary China.com. CDC`s Form
20-F explicitly states that resources, including cash, held at the China.com level are controlled by the independent board of China.com and are not readily available to CDC. Please expand the disclosure in this section to more explicitly detail the source of the funds to be used to pay for tendered Shares and Shares purchased in any second-step transaction.

9. See comment 7 above. If funds for this Offer are being provided by
China.com, and the decision to transfer those funds was made independently at the China.com level, as CDC`s Form 20-F indicates it must be, China.com may be considered a bidder in this Offer. Please provide your analysis with respect to that issue, as necessary depending on your response to comment 7 above. For guidance on identifying bidders in a tender offer, see Section II.D.2 in the Division of Corporation Finance`s Current Issues and Rulemaking Projects Outline, available on the Commission`s Web site at www.sec.gov. Note that each additional bidder must independently satisfy the timing, disclosure and dissemination requirements of the tender offer rules.

Contacts and Transactions with Onyx; Background of the Offer, page
13

10. We note an article dated May 10, 2006 appearing on Datamonitor`s
ComputerWire service. The article states that it is based on an interview with CDC chief executive Peter Yip. The article attributes the following comments and statements to Mr. Yip:

* CDC`s first reverse merger offer to Onyx was a "test" that CDC did not believe Onyx would take seriously;
* CDC had not done well for two years, so the first Onyx response and its assertion that CDC had undervalued Onyx was accurate;
* CDC`s first reverse merger offer was also designed to raise
CDC`s
stock price;
* If Onyx rejected CDC`s second, "serious" offer, CDC might run a proxy contest;
* CDC already had at the time of the interview 5 other Onyx shareholders "on its side," representing 30% of Onyx`s Shares.

The substance of many of these statements is not reflected in the Offer to Purchase and in some cases is inconsistent with the disclosure in it. Please revise the disclosure document as necessary, consistent with the statements made by Mr. Yip. If you have a transcript of the Yip interview, please provide it supplementally. We may have additional comments.

11. Provide your revised analysis explaining why you do not believe the press releases issued by CDC between June 23, 2006 and June 27,
2006 do not constitute soliciting materials, requiring the filing and dissemination of a proxy statement. In this regard, we note the written response of Stephen Wiseman of your firm in a letter dated July 14, 2006; however, the statements in that letter concerning the intent of CDC and the reasons for its actions are not consistent with the statements attributed to Mr. Yip in the article referenced in our last comment. Moreover, we note the definition of "solicitation" in
Rule 14a-1(1) does not focus on the intent of the party allegedly soliciting, but rather on whether the communication at issue is "reasonably calculated" to result in the grant, revocation or withholding of a proxy. Finally, the fact that CDC was ineligible to rely on Rule 14a-12 to issue its press releases is not dispositive of whether those communications are soliciting materials. The intent of the proxy rules is to require that those persons soliciting as defined in Rule 14a-1 must provide the disclosure required by the proxy rules in connection with their communications, so that shareholders may make an informed voting decision. If the party deemed to be engaging in soliciting activities is ineligible to rely on Rule 14a-12 (which, given Mr. Yip`s statements, may or may not have been the case) or any exemption from the requirement to file and disseminate a proxy statement, it may nevertheless choose to engage in soliciting activities by filing and distributing a Schedule 14A.

12. Refer to comment 9 above and the alleged statements by Mr. Yip regarding contacts with 5 other Onyx shareholders. Please provide details about the identities of these shareholders, their share holdings, how they were contacted and what issues were discussed and agreed upon. Describe any commitments or statements by these shareholders indicating they are "on your side." We may have further comments.

13. Refer to the disclosure on page 15 of the Offer materials, where you reference feedback from certain Onyx shareholders. Are these the same individuals or entities referenced in Mr. Yip`s article? Clarify the ways in which they asked CDC to simplify its proposal.

14. Explain why you changed the Offer to all cash from a combination of cash and stock.

Purpose of the Offer; Plans for Onyx; Merger; Dissenters Rights,
page
17

15. See comment 3 above concerning the need to clearly state your intentions with respect to a second-step transaction after the Offer.
Please make changes here consistent with that comment.

Dividends and Distributions, page 18

16. Refer to the disclosure on page 19. Please note that if you reduce the Offer price by the amount of any distribution or dividend by Onyx, we take the position that this change in price is subject to the requirements of Rule 14e-1(b). Please confirm your intent to comply with that Rule in your response letter.


Conditions to the Offer, page 19

17. In the middle of the first paragraph in this section, you refer to your ability to "terminate or amend the Offer as to any Shares not then paid for..." Similarly, in the second to last line of this paragraph, you refer to the possibility that tendered Shares could have already been accepted for payment or paid for (in the parenthetical). How could Shares have been paid for if the Offer remains open? Please revise or advise.

18. All Offer conditions must be satisfied or waived as of the expiration of the initial (versus subsequent) Offer period. The disclosure in the first paragraph of this section stating as of what date the listed conditions must be satisfied or waived is confusing because in subparagraph (i), you use a defined term "Expiration Date, but in subparagraph (ii) you use "expiration of the Offer." Clarify whether you are intending these words to have different meanings. If so, please revise in accordance with our position.

19. Please note that your Offer conditions are very broadly and subjectively drafted, making it difficult for shareholders to determine whether a given event "triggers" the condition and allows you to terminate the Offer. Consider limiting the language in this section to more narrowly tailor your conditions so that they are outside of your control and objectively described, such that a shareholder can clearly understand their scope.

20. See our last comment concerning the breadth of the listed Offer conditions. Be advised that if you believe an event has occurred implicating one of the listed Offer conditions, CDC and Purchaser must immediately take steps to notify shareholders whether you will waive the condition and proceed with the Offer, or assert it and terminate the transaction. Purchaser and CDC may not, consistent with their obligations under the tender offer rules, wait until the end of the Offer period to assert a condition triggered by an event that occurred during the Offer period. An example may be useful: We know that CDC has filed a lawsuit against Onyx in the Superior Court of King County, Washington. We presume Onyx may counterclaim against CDC and Purchaser, as is typical in these types of litigation. If that happens, such action may trigger the application of the first Offer condition in subparagraph (a). If so, CDC and Purchaser should immediately take steps to notify Onyx shareholders whether they will proceed with the Offer by waiving the condition, or terminate it and return any tendered Shares. Please confirm your understanding in your response letter.

21. Refer to the statement in the last paragraph of this section that
"[t]he determination as to whether any condition has occurred will be in the sole judgment of CDC and will be final and binding on all parties." Reserving the right to determine in the "sole judgment" or
"sole discretion" of the bidder whether an offer condition has been triggered is effectively a waiver of that offer condition. As you are aware, when a material offer condition is waived, an offer may need to be extended and additional revised offer materials may need to be disseminated. Please revise to include a "reasonableness standard."

Certain Legal Matters, page 21

22. Refer to page 24. You state there that tendered Shares will not be accepted for payment pursuant to the Offer until the expiration or early termination of the applicable waiting period under the HSR Act.
Clarify in your response letter whether under the terms of your Offer the Offer could expire before the expiration of the HSR waiting period or the early termination of that period. If so, indicate whether shareholders would continue to have withdrawal rights after the expiration of the Offer until antitrust clearance is received. We may have additional comments.

Closing Comments

Please amend your filing promptly and provide the requested responses to comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information or analyses. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each of Purchaser and CDC acknowledging that:

* CDC and Purchaser are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* neither CDC nor Purchaser may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact me with questions at (202) 551-
3263.


Very truly yours,



Christina Chalk
Special Counsel
Office of Mergers & Acquisitions




cc:	Stephen M. Wiseman, Esq. (via facsimile at (212) 556-2222)



William G. Roche, Esq.
July 18, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE